Exhibit 4.5

English Language Summary

Deed of Indenture for the 12th Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in up to Three Series, for Public Placement with Limited Efforts of the First, Second and Third Issuances of Natura Cosméticos S.A., dated as of September 16, 2022, between Natura Cosméticos S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários LTDA., as fiduciary agent, and Natura &Co Holding S.A., as guarantor.

On September 16, 2022, Natura Cosméticos S.A., or Natura Cosméticos, entered into a debentures indenture (as supplemented by the first supplemental indenture dated October 6, 2022, the “Indenture”) with Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários LTDA., as fiduciary agent, and Natura &Co Holding S.A., or Natura &Co Holding, as guarantor.

The debentures will be offered through a public placement with limited efforts in accordance with CVM Instruction 476. Natura Cosméticos will use the proceeds for payments and reimbursements in connection with certain lease contracts (the “Lease Obligations”).

The total amount of the issuance, in up to three series, is of R$1,050,000,000 through the issuance of 1,050,000 debentures. The debentures will have nominal value of R$1,000 on the issuance date. The bookkeeping agent of the debentures and the settling bank is Itaú Corretora de Valores S.A. The debentures are non-convertible and unsecured with additional personal guarantee pursuant to article 58, caput, Law No. 6,404/76. For all legal purposes, the issuance date is October 6, 2022. The maturity date of the debentures is September 14, 2027.

The debentures nominal value will not be monetarily adjusted but it is subject to interest equal to 100.0% of the accumulated variation of the average daily rates of DI (inter-financial deposits) of one day over extra-group, expressed in percentage amount on a 252 business days basis, as calculated and disclosed by B3, plus a 0.8% spread per annum.

The Indenture contains standard provisions regarding extraordinary repayments, optional early redemption by Natura Cosméticos, and acceleration, both automatic and non-automatic, including without limitation bankruptcy procedures by Natura Cosméticos, or any judicial or extrajudicial reorganization, default in financial obligations over U.S.$125,000,000, failure to make certain payments under the Indenture, change of control, among others. Moreover, upon the early termination of any contract comprising the Lease Obligations, and subject to certain other conditions, the Indenture provides that Natura Cosméticos shall be required to effect a mandatory redemption of the entirety of the outstanding amount of the debentures.

Natura &Co Holding executed the Indenture as a personal guarantor and it is jointly and severally liable for the obligations assumed by Natura Cosméticos under the Indenture.

The Indenture contains customary covenants for Natura Cosméticos and provisions regarding the rights and obligations of the fiduciary agent. Moreover, Natura Cosméticos and Natura &Co Holding gave customary representations and warranties under the Indenture.